Filed by Fresenius Kabi Pharmaceuticals Holding, LLC
pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  APP Pharmaceuticals, Inc.
                    Commission File No.:  333-152690

FORWARD LOOKING STATEMENTS

This transcript contains forward-looking statements that are subject to various risks and uncertainties. Future results could differ materially from those described in these forward-looking statements due to certain factors, e.g. changes in business, economic and competitive conditions, regulatory reforms, results of clinical trials, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. Fresenius does not undertake any responsibility to update the forward-looking statements contained in this transcript.

NO OFFER

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger, Fresenius Kabi Pharmaceuticals Holding LLC and APP has filed relevant materials with the SEC, including a registration statement that contains a joint prospectus and information statement dated July 31, 2008.  Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information.  Investors and security holders may obtain these documents free of charge at the SEC's website at www.sec.gov.  Investors and security holders are urged to read the joint information statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.

Final Transcript
Jul. 30. 2008 / 2:00PM CET, FSNPF.PK - Q2 2008 FRESENIUS SE Earnings Conference Call

Final Transcript

Conference Call Transcript FSNPF.PK - Q2 2008 FRESENIUS SE Earnings Conference Call Event Date/Time: Jul. 30. 2008 / 2:00PM CET

CORPORATE PARTICIPANTS

Final Transcript
Jul. 30. 2008 / 2:00PM CET, FSNPF.PK - Q2 2008 FRESENIUS SE Earnings Conference Call

 BIRGIT GRUND

 Fresenius SE - IR

 Mark Schneider
 Fresenius SE - Chairman, CEO

 Stephan Sturm
 Fresenius SE - CFO, Labor Relations Director

CONFERENCE CALL PARTICIPANTS

 Alex Surla
 Merrill Lynch - Analyst

 Mishi Yana
 ECM - Analyst

 Francis MacDonnell
 JPMorgan - Analyst

 Nick Reedy
 Goldman Sachs - Analyst

 Mariya Gancheva
 Merrill Lynch - Analyst

 Nitin Dias
 JPMorgan - Analyst

 Marcus Wieprecht
 MainFirst Bank - Analyst

 Martin Whitbread
 Morgan Stanley - Analyst

 PRESENTATION

Operator

 Good afternoon, and welcome to the conference call of Fresenius Investor Relations, which is now starting. May I hand you over to Miss Birgit Grund, Investor Relations. Please go ahead, madam.

 Birgit Grund - Fresenius SE - IR

Good afternoon in Europe, and good morning in the US, and welcome to our first half and second quarter earnings conference call and webcast. I'm very pleased to introduce to you Mark Schneider, CEO of Fresenius SE, and CFO, Stephan Sturm.

Before we get started, I'd like to mention that today's call is being recorded, and I'd like to draw your attention to the forward-looking statement and disclaimer wording on page two of the presentation. And this cautionary language applies to the presentations and comments to be made today.

By now, we hope that everybody has had a chance to take a look at the presentation on our home page. Mark Schneider will now start and present you a general overview, and Stephan Sturm will later on take you through the financials. And afterwards, management is prepared to answer your questions, and with that, let me hand it over to Mark. Mark, please?

  Mark Schneider - Fresenius SE - Chairman, CEO

Final Transcript
Jul. 30. 2008 / 2:00PM CET, FSNPF.PK - Q2 2008 FRESENIUS SE Earnings Conference Call

 Thank you Birgit, and a warm welcome to our call participants today. As always, we very much appreciate your interest our firm. Our summary financial results were issued about two weeks ago, so I guess that took some of the suspense out of today's release. Still, I think it is important to review with you in more detail where our business segment stands and how we're doing on some of our strategic initiatives.

Birgit has mentioned the Safe Harbor statement to you so let's move right to our group results on Page Three. We're very pleased with our financial results in the first half of 2008, and these numbers are very much in line with our full-year guidance, which we herewith concern -- confirm fully for the corporation and also for each business segment.

We're particularly pleased with the good Group rate in constant currency, 9% on sales, 8% on EBIT, and 14% on net income. In actual currency, we're still slightly ahead of the first half of 2007, which is no small feat in an environment where our most important foreign currency, the US dollar, which accounts for almost 50% of our revenues, has been declining on average by 15%.

As you can see from the EBIT development, our EBIT margin is slightly down from the first half of 2007. This is the effect of, in particular, three Group initiatives, which we undertook, which I believe are going to strengthen our business going forward. One is work FMC, the increased R&D spending in connection with our acquisition of Renal Solutions.

The other one is our Kabi acquisitions that were announced at the end of 2007, most notably the [Antoine] nutrition business in France and Spain. As you know, these businesses entered our corporation at less than average operating margins. This is something that we address now in the first year, but in that first year it has a slightly dilutive effect on our margins.

And thirdly of course, we acquired the Krefeld Hospital at the end of 2007, so 2008 is the first year of full consolidation for that hospital. As you know, it's a fairly massive operation there. It's HELIOS' fifth maximum care provider, and it entered the network on a loss-making basis, and while we're making good progress with the turnaround, obviously that also dilutes first-year margins for Helios and for the company overall.

Moving now to page four and the financials by business segment, I was particularly pleased with the double-digit sales growth that we have seen across the board, 10% for Fresenius Medical Care, 14% for Kabi, 17% for Helios and 11% for VAMED.

This is supported, again, across the board by very strong organic growth of 6% for Fresenius Medical Care, 10%, which by the way is the all-time high-water mark for Fresenius Kabi, 5% for Fresenius HELIOS and 11% for Fresenius VAMED.

EBIT performance was particularly strong for Kabi and HELIOS, but I think we're also seeing very positive signs here when it comes to the EBIT development for FMC environment when it comes to the full year.

Before moving to the business segments in more detail, in particular Kabi, HELIOS, VAMED and Biotech, a brief word on FMC. We were very pleased with the strong Q2 and first-half performance and also the progress that the company has made on some of its strategic initiatives.

We were in particularly pleased with the legislation that was passed in the all-important North American market, which will finally give certainty to the reimbursement picture [form] forward after 2009. It will provide for reimbursement increases in this really important market, starting from 2009 to compensate for some of the cost inflation that everybody's facing and at the same time and very importantly, starting from 2011, it finally paves the way for bundling.

As you know, the company has been moving in that direction and getting ready for this day and age for over ten years now, and so I think finally we are going to be in a reimbursement environment where some of the particular strengths that FMC brings to the table, i.e. controlling the major technology pieces that go into the treatment will fully come to play out their advantage.

Let me also say, and this a very important part of our message here today in connection with the mandatory exchangeable that we placed two weeks ago, that they should not be interpreted as a lack of confidence in the future of FMC.

We have deliberately chosen an instrument that lets us participate in the stock price development of FMC going forward, and this will -- again, I'd like to underline that this will not be the first step in a process of further selling down on FMC. We have no plans to do this. FMC is going to be a core business of our company going forward.

Now, moving on to Kabi in the first half of 2008, I'd like to point out again, the excellent organic sales growth of 10%. This was particularly supported by very strong performance in the second quarter, which benefited from a larger number of working days and also, as you look at the regions and the business segments, by very strong organic performance in the Chinese market where organic growth in the first half was at 29% and by very strong performance in our transfusion technology business where first-half organic growth amounted to 19%.

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Jul. 30. 2008 / 2:00PM CET, FSNPF.PK - Q2 2008 FRESENIUS SE Earnings Conference Call

Now, we're very pleased with this performance. However, as you build your models and update your models, I would still caution you to stay with a more conservative organic growth rate going forward. I think 8% is certainly going to be more adequate than the 10% you've seen here. Keep in mind that transfusion for example, as we noted in the past, typically has very project-driven and therefore lumpy sales development. The double-digit organic growth quarters might be followed by actually single-digit or sometimes even negative growth quarters.

And when it comes to China, while we're extremely pleased with the growth that we have seen, do keep in mind that there has been extensive ordering to head off the Olympics, for example, to be ready for emergencies and also that there was extensive emergency ordering in surroundings with the earthquake earlier this year. So, while we have constantly seen growth rates in China that are at or above 20%, certainly with the sort of the performance that we've seen in the last three quarters, which was nearer to 30%, might be a bit of a positive exception.

I'd also like to confirm that our 2007 acquisitions, Ribbon in Italy, Nestle, Novartis in France and Spain and Sanderson are fully performing in line with our expectations, so the integration process is moving as planned with all of these three acquisitions. And we're quite pleased with their contributions.

Regarding Dabur Pharma, we've announced this acquisition, which will strengthen our generic IV drug sector in the oncology area, in April. We have now in July, successfully concluded the public offer, and this should pave the way then for an August closing, which would be in line with the Q3 timeframe that we had given out to you earlier.

And finally of course, the major event for Kabi in this first-half year was the acquisition of APP Pharmaceuticals, which we announced on July 7. This is clearly a once-in-a-lifetime opportunity for Kabi to position itself in the very important North American markets and to introduce some of the Kabi products to the North American market while actually over time also introducing some of the APP products to the rest of the world and to benefit from the strong sales and distribution presence that Kabi has in many of the territories.

So that is in nutshell, the strategic rationale, and I think we covered that in quite some detail in our conference call on July 7. What I'd like to do today is, on the next page, give you somewhat of an -- transaction update. And then Stephan, later in the presentation, will give you the more detailed financing plan, which I think we had announced for you for today.

So regarding the financing package, while Stephan is going to cover the details, let me just say I'm very pleased that in July already we were able to put the first step of the equity financing in place. This was very important to us to takes some of the uncertainty of the market and also to address any concerns that there might be an oversize Fresenius SE capital increase in the works. This is clearly not the case, and I think we limited it now to a maximum of EUR300 million.

And also, the one other concern that I'd like to address here is that the APP acquisition and the financing plan around it would limit our growth opportunities potentially in other business segments. That's clearly not the case. We would never agree to a financing package that limits our growth opportunities in other segments. We have certainly cautioned in our July 7 conference call that we're not intending in the near term major Kabi transactions, because now we'd like to be focused on integration and execution.

But clearly, when it comes to the other segments, most notably the hospital sector, we need to be ready and able to participate in those privatizations, and we certainly left enough of a head-room for us financially to be able to do that going forward.

Regarding the SEC filing, I can confirm that that has been submitted and we have also then started our integration planning. Obviously, one of the easy benefits here of this integration is that we are dealing with largely complementary structures.

There's virtually no overlap between the Kabi organization and APP Pharmaceuticals, so this should be an easier and less complex integration job than, for example, the integration of Renal Care Group into the Fresenius Medical Care North America business in 2005.

You don't have competing structures here. Basically, integration means defining of the interfaces of where the APP Pharmaceutical organization links into the Fresenius Kabi organization to derive some of the synergies to basically enable proper reporting and business control. But, this typically does not involve any compromises on the positions of the people involved, and it should be actually a fairly straightforward process.

I think clean integration and clean execution jobs are one of the hallmarks of our organization, and so we're going to be working very diligently on a very detailed integration plan. And as you know, this is right now on the drawing plan -- on the drawing board. It's not something we can execute on yet, but we'd like to have it detailed as much as possible so that after closing, we can then move in and pretty much put this in place as quickly as possible.

Final Transcript
Jul. 30. 2008 / 2:00PM CET, FSNPF.PK - Q2 2008 FRESENIUS SE Earnings Conference Call

I'd also like to confirm that there's a very strong cultural fit between the two companies as we get to know each other better. And as I develop a very deep and strong respect for this experienced and driven and accomplished leadership team, I think some of the core values, in particular the deep conviction about medical quality and medical excellence and also economics like, you know, straightforward manufacturing processes, lean overhead structures, on all of these dimensions, the company does actually feel and act very much the same way as Kabi does, and I think such a strong cultural fit will pave the way then also to a smooth integration process.

I'd also like to confirm that, as mentioned in our July 7 conference call, this transaction should be EPS neutral in Year one after closing and accretive in year two. This is, as Stephan had mentioned at the time, before transaction-related expenses. And everything that we have put in place since is very much consistent with those statements from July 7.

As I mentioned at the time, this does include any revenues or additional upsides that would come from cross-selling, so from bringing Kabi products to North America, or APP products to the rest of the Kabi organization.

Some people, after the July 7 call, mentioned that this was a fairly conservative approach, and that's certainly right. However, we felt that it's a more solid and a more prudent approach here to not just give you headline numbers but rather to wait for a little bit longer and then, as part of the integration process, work bottom-up plans with both management teams at APP and Fresenius Kabi.

And then really, once we have these plans with a large degree of confidence and buy-in from both management teams, at that point to present them to you. So these upsides we will detail later, most likely in the first half of 2009.

This brings me to Fresenius HELIOS, which also had a very strong first half and second quarter 2008, and I congratulate the management team on a superb execution job. In particular, I think we've seen very strong organic revenue growth of 5% on a like-for-like basis.

And then on the established, i.e. not recently acquired clinics, we've seen a 1.8% EBIT margin progression year-over-year in that half-year period, so very strong execution. And at the same time, the company has been making a lot of progress on all the integration projects at hand, in particular the one on the Krefeld maximum care provider.

Regarding Krefeld, we have seen a 9% increase in hospital admissions already now in the first half of 2008. As you know, this transaction closed only in late December. So basically now in the first half, we already were able to drive a 9% increase in admissions. And we've also detailed and shared with the city, the construction plans for the new facility that HELIOS has committed to as part of this privatization.

On the right-hand side on this slide number seven, you see an artist's rendering of the new facility, which is going to be state-of-the-art. And I think the fact that such a hospital project, which had been under discussion for a long time in the city, was detailed and put out and committed to in such a quick manner after the transaction that it's built a lot of confidence in HELIOS as a partner.

And overall, as you look at the medical concept here that's driving a 9% case increase and the fact that we're making good on our promises in such a quick way, I think it's a showcase and a model for what privatization can do in the German hospital market.

As you can see, the hospital project will involve investment, about -- of about EUR180 million. However, that amount will be stretched out over about seven years since with all the permitting and the construction process, we are looking towards a final completion in the year 2015.

On that occasion, let me also before moving to Kabi -- to VAMED, confirm that finally we have set a date for the Capital Market Day where we would like to showcase the HELIOS and the VAMED business. This will be on December 2nd, and it'll take place in Berlin.

And I think this will be a great occasion to introduce to you the management teams of HELIOS and VAMED, to have them present to you their business models in greater detail and also to see one of the flashier facilities that HELIOS has, which is our Berlin [Bruh] Hospital, during a tour.

Moving on to VAMED now, VAMED also had a very successful first-half period and is fully on track to meet its 2008 guidance. As you know, this business tends to be somewhat more back-loaded than the others, so when it comes to the EBIT results, we have full confidence that the second half of 2008 is going to be very successful.

Regarding the first half, I'd like to point you to the very strong quarter intake of EUR170 million, which is about double the level from last year. There are two projects I'd like to focus on in particular. One is a EUR25 million hospital extension near Salzburg in Austria.

Final Transcript
Jul. 30. 2008 / 2:00PM CET, FSNPF.PK - Q2 2008 FRESENIUS SE Earnings Conference Call

This is of interest because it's not just a three-year extension project, but over and above that, it will also lead to a management contract, which will then give us long-term service revenues. And as you know, VAMED is really active in both sides of these, on the project side and the service side, with the service side of course having the benefit that it's not subject to some of the fluctuations we're seeing on the project side. So, this is really the entry point then to a longer-term service contract and to longer-term extension that goes far beyond the EUR25 million that the project is measured at right now.

The other project I'd like to point out is the equipment of medical technical supplies for 25 hospitals in Sri Lanka. This is our first-ever project in Sri Lanka, and I think it confirms and underscores that VAMED has a footprint that doesn't just cover these tapist European markets and some of the emerging markets but also developing countries. And as of course over time the quality of healthcare facilities is going to get upgraded in many of these emerging markets in developing countries, I think that franchise and that footprint is going to be particularly important.

I would also like to confirm that our German HERMED acquisition from February is on track. We announced this deal in February. It's a great fit to strengthen our German service business and also to give us better access to mid-sized German hospitals.

And I think from a Fresenius perspective when you look at the German market, we really offer a two-pronged strategy where if a not-for-profit owner or a government owner wants to part with the ownership of the hospital, then clearly with HELIOS we're one of the partners of choice, and we can run very successful privatizations, as evidenced by the Krefeld project.

If however, an ownership change is not contemplated and nonetheless these owners would like to upgrade their hospitals and would like to outsource certain services to become more efficient, then through VAMED and HERMED I think we're also a partner of choice. And to my knowledge, we're the only company that has that dual approach and clearly, when it comes to shaping up the German hospital landscape and over time improving the performance in this environment, not all hospitals are going to be privatizing and so to have that second opportunity to participate in this process is very important.

Finally, before handing it over to Stephan, a brief update on Fresenius Biotech, we did not have a separate slide on this. By and large, everything that you've seen from our Q4 2007, or Q1 2008, presentations still applies. The all-important process for this year of course is our approval process with EMEA. I can confirm that at the end of May, we have received the so-called 120-day letter from EMEA that details some further questions.

We're now in the process of answering those questions. We expect to submit them to EMEA very likely now in August. Then the clock will start ticking again, and we're still basically on time for an expected decision by EMEA by the end of 2008, early 2009.

I'd also like on this occasion to confirm our anticipated spending level of up to EUR50 million negative EBIT for this year. So this concludes my remarks, and let me hand it over now to Stephan. And then, we'll be back for Q&A later. Thank you.

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 Thank you Mark, and good afternoon or good morning, wherever you are. I would have thought it's in your interest if I cut short my coverage of the standard items and so we can gain some time for a discussion of our APP financing plan as well as for Q&A.

Regardless, I will briefly guide you through our group P&L and also through Kabi's divisional P&L. I will touch on group cash flow and credit metrics and before I come onto APP financing, I will review our guidance for the year.

A quick word on ForEx to start with, the year-on-year between the average euro/dollar rates was $0.19 in Q1 and $0.20 for the first half, so in absolute terms, foreign change effects have reduced our EBIT in the first half by EUR60 million and our earnings after tax by EUR10 million. So as you can see our rule-of-thumb sensitivities, they still generally work. However, as I indicated now in the Q1 call in particular that EBIT sensitivity is now trending more towards EUR6 million per US dollar cent.

Enough on currencies and over to the group P&L and to start with sales and sales growth, and both reported growth of 2% and constant currency growth of 9% are up one point from the respective Q1 metric. And I had indicated at the time already that we were seeing room for improvement.

Group organic growth was a massive 8% in the second quarter, partially driven by the Easter effect. The blended 6% for the first half, that I will describe as fairly clean and therefore, from my perspective, that's a good proxy for the coming quarters. All divisions have stepped up the pace from the first quarter, FMC and HELIOS by two points and Kabi even by three.

Final Transcript
Jul. 30. 2008 / 2:00PM CET, FSNPF.PK - Q2 2008 FRESENIUS SE Earnings Conference Call

The gross margin in the group was 32.2% in the second quarter, 20 -- 30 basis points up from Q1, and that improvement was driven primarily by FMC and by HELIOS. The group EBITDA margin was up 40 basis points to 17.7%, and given that depreciation is stable, as predicted on the Q1 call, at 3.8% of sales, the group EBIT margin is also up by 40 basis points from the first quarter. It's now 13.9% for the second quarter and 13.7% for the first half.

You'll hear everything on Fresenius Medical Care from Ben and Larry in an hour or so, and I'll come back to Kabi a bit later. So for now, just a snapshot on HELIOS, VAMED and the corporate segment over and above what Mark just explained to you, HELIOS, as you heard from our perspective, has had an excellent second quarter driven by very strong organic growth. The EBIT contribution was EUR45 million in the single quarter, and the margin came in at 8.5%.

VAMED showed a very nice pick up from the first quarter and made a contribution of EUR5 million, relative to the EUR4 million it had in Q1 and the $9 million EBIT for the first half, that is at a par with the first half of '07. Margins in both the project and the service business were up. However, given the higher share of the project business in the second quarter, Vamed's margin was slightly down from the first quarter, but this is really just a mix effect.

The corporate segment came in a negative $15 million, driven by Biotech spending. The first-half result is at minus $26 million and that's fully in line with our full-year guidance. Mark just told you that we confirmed the spending level for Biotech, and I also would like to confirm my guidance for the EBIT level in the corporate segment at approximately EUR60 million.

Net interest of EUR83 million in the second quarter is $1 million down from Q1, and I had told you to expect a slight pick up, given growing CapEx and also our dividend payment. At constant currency, that slight pick up actually materialized, although it was smaller than anticipated, given that we had some tailwind from variable interest rates. And the pick-up effect was more than offset by US-dollar weakness, so for that quarter we're down $1 million.

Going forward, I continue to stick to my guidance of around EUR350 million for the full year, and for the avoidance of doubt, that estimate includes Dabur Pharma acquisition, but it's obviously pre any effect related to APP.

On to taxes where the group tax rate in the first half is at 34.9%, and that is fully in line with my guidance of 35% for the full year. And for the bottom line, net income in the second quarter was $112 million, so $1 million ahead of the preliminary results we were showing two weeks ago. Growth at constant currency is up by one point from the first quarter to 14% and therefore, we're very comfortably more at the upper end of our 10% to 15% guidance range.

We're done with the group P&L now, so let's have a brief look at Kabi. Kabi has further accelerated growth from an already high base, and after four consecutive quarters with 8% organic growth, Q2 has come in at a remarkable 11%. And that took organic growth for the first half to 10%, and Mark already told you that's a high-water mark for Kabi.

Constant currency growth, so including the contributions from Kabi's recent acquisitions, that is striking at 17% for the first half, so well ahead of our 12% to 15% guidance. From a regional perspective, Germany has come in at 4% organic growth in the second quarter. To me, that is unsustainable, remember the Easter effect that I was talking about earlier, and I do believe that the 2% organic growth that we're showing for the first half, that that is a much better proxy for the run rate in the second half.

The rest of Europe has also stepped up the pace, 9% organic growth after 6% in Q1, and in principle, my comments about the performance in Germany, they also do apply to this region.

It's tough to maintain high percentage growth rates on an ever-growing base, but it seems that Asia-Pacific is mastering that challenge quite nicely. And Kabi's growth engine mode is on. Mark told you about some special effects in the last quarters, but that doesn't alter that fact that Asia-Pacific and China in particular remains Kabi's growth engine. As far as Latin America is concerned, we're generally happy with the performance, and with the exception of one single country, we're seeing growth rates in the teens and above.

From a product perspective, Mark already told you about the transfusion business, but Kabi has also stepped up the pace in both the infusion and the nutrition business, taking organic growth rates for the first half to 6% for Infusion and 13% for Nutrition business.

Final Transcript
Jul. 30. 2008 / 2:00PM CET, FSNPF.PK - Q2 2008 FRESENIUS SE Earnings Conference Call

Over to EBIT where Kabi has turned in EUR94 million of EBIT in the second quarter, and that's a margin of 16.3%, up 30 basis points from Q1. And as to the two major regions, I told you in our Q1 call that the margin gap between Europe and international would narrow. It was seven points in Q1. It's now down to 5.5 points for the first half, given that it was down to just four points in the second quarter.

To wrap up Kabi, as far as I can see, the business is humming and all recent acquisition projects have been pursued from a position of strength. Those that have closed in the meantime, and Mark alluded to that, they are in the process of being smoothly integrated and absolutely no nasty surprises. And for Dabur, we're looking at a closing later this quarter.

Over to group cash flow and to Q2 operating cash flow performance that was generally a repeat from Q1, there are two exceptions -- number one, HELIOS where the operating cash flow is nicely up given further improved profitability despite growing depreciation and also some received subsidies.

And number two, VAMED where operating cash flow is down, given that we've had a lumpy prepayment in Q1 that we've started to amortize now. Given our general organic growth and acquisition growth, we continue to have to make under proportionate investments in working capital. I'm sure Larry will give you an update on FMC, receivables and DSOs later on.

For inventories we're looking at the typical seasonal pattern that has some inventory build ups ahead of some scheduled, planned shutdowns during the summer break. And specifically for Kabi, inventories remain well under control. We've actually managed to reduce Kabi's SOIs by about 10% year on year.

CapEx is basically also a repeat performance from Q1 and with some anticipate year-end loading we're well on track for our full year guidance. Given CapEx, acquisition payments and also the dividend payment in Q2, net debt, as predicted, has gone up and therefore net debt to EBITDA is up slightly by ten basis points to 2.7-times. But on the other hand, and you'll find that in the appendix, interest cover has continued to improve by a further 20 basis points from the end of March.

That takes me to our divisional guidance and across-the-board we're tracking quite nicely relative to each of the targets that we've set ourselves. And honestly, I can't see any dark cloud on the horizon, so we continue to be very comfortable with our guidance levels. VAMED revenue growth, there we're tracking above the guidance range of 5% to 10%, but you will recall that the second half of '07 was a particularly strong one. So I wouldn't have thought that it's particularly prudent to revise our guidance now.

For HELIOS, let's just see how the organic growth is going to continue in the third quarter. And for Kabi revenue growth, we're at 17% after the first half relative to the 12% to 15%. I'd say, given where we are right now, anything but the upper end of that guidance, that would really be a surprise.

For the group as a whole, we're bang in the middle of our 8% to 10% constant currency revenue guidance and, as I said earlier, more towards the upper end of our net income guidance. Again, we're not aware of any negative developments and we remain cautiously optimistic. We also remain generally conservative people, so I'd say please bear with us.

That concludes my coverage of the Q2 results. Let me turn over to APP and the financing plan that we have there. Upon announcement on July 7th I had given the commitment to shed some more light on our financing plan by today at the latest, but you know that we have created some facts in the meantime. First of all, I just wanted to say that there has been a financing plan all along and also now there is one with various alternatives.

When talking about our plan, I need to carefully balance the legitimate interest of my stakeholders to be properly formed, on the one hand with my duty to protect the company against initiatives from market participants that may be less well meaning than you. So also for today's conference call I'm asking for your patience that I would like to leave a little bit of flexibility on our financing plan, but on the other hand I want to assure you that a proper plan with various alternatives does exist.

First of all on that slide, rating agencies, I had shared my plan with the rating agencies pre announcement. I do know that they listen in today and I would expect them to agree that we're having a trustful dialogue. Fitch as well as Standard & Poor's have confirmed their respective ratings in the meantime and I do understand that Moody's decision is imminent. But even ahead of that final conclusion, I would generally say mission accomplished. The mission was to minimize any ratings impact and I would say that we're broadly there.

As far as the long-term financing plan is concerned, that foresees broadly four components. And the first component you have seen in the market already and that is our exchangeable bond into shares of Fresenius Medical Care. The issue size there was EUR554 million and I just want to deal

Final Transcript
Jul. 30. 2008 / 2:00PM CET, FSNPF.PK - Q2 2008 FRESENIUS SE Earnings Conference Call

with a myth that appears to be going around in the market by saying that EUR550 million of proceeds from that has been my financing plan all along.

When we were talking about an issue size of up to EUR600 million in our press release, that was simple math calculated on the closing share price of Fresenius Medical Care on the night before launch with a maximum number of shares that I was prepared to make available. The target, though, was EUR550 million.

And the reduction to 16.8 million shares, that was truly voluntary from our side, given that we really hated to see those Fresenius Medical Care shares go, as Mark said earlier. On the other hand, we do believe that it's for a good purpose and therefore we felt that this was the best way to go about financing of the overall acquisition.

As part of the exchangeable issue, I was particularly pleased to see that Dr. Patrick Soon-Shiong, the founder of APP, made a substantial investment of EUR100 million at broadly the same terms that all the other exchangeable investors did receive.

The second constituent part of the financing part is a potential capital increase and we did announce that simultaneously with the launch of the exchangeable bond to take care of the overall equity component that we would be looking for. We were saying, just to remind you, that we may consider a capital increase of up to EUR300 million and that we would be looking to execute that over the next 12 months.

So I'd say the initial concerns that were floating around in the market about potentially excessive dilution of our shareholders, that should have proven to be unfounded. In the meantime, we felt at the time that by commenting on initial EPS neutrality and clear accretiveness the second year of the closing after the closing of the transaction, that those concerns should be taken care of. But I do believe that now, stating the amount, that position should be even clearer.

The third constituent part is a syndicated facility and that then already takes us to the debt side of things. And many of you may have seen that there are some rumors and speculation going around on the wires already, so yes that is work in progress as we speak. We have launched the second phase of syndication.

Just to remind you, the initial guarantee was provided by Deutsche Bank exclusively, the first level of syndication. Then Credit Suisse and JPMorgan joined Deutsche Bank and now we're looking at the next level of syndication. And I'm happy to report that, as of last night, with the commitments that we have received from a substantial number of lending banks, the amount that we were looking for is covered.

We have received strong indications from a further number of banks that they will come in with their commitments in the coming days and therefore we're looking at a comfortable over subscription.

The overall amount that we're looking for calls for US$2.4 billion. Out of that we would like to use $1.9 billion for the financing of the APP purchase price. A constituent part of that US$2.4 billion overall facility is going to be a revolving credit facility in the amount of US$650 million. Out of that revolving credit facility we would like to initially draw US$150 million, the balance US$500 million we would like to leave in place as a safety cushion.

US$1.9 billion minus US$150 million out of the drawn revolver, that leaves us with US$1.75 billion. That is made up of two different term loans. Term loan A is an amortizing one and that foresees an initial credit spread of 2 7/8. Term loan B has a very low amortization and that therefore foresees a higher spread of initially 3.5 points.

The balance of the overall financing package is going to be made up of other debt instruments. That may well be public bonds, either in U.S. dollars and/or in euro denomination. It might as well be other debt instruments. However, as far as the other equity contribution to the overall financing package is concerned, that is not going to be increased over and above what you see on this page.

A final comment on the 8% cost of debt that I mentioned in the conference call on July 7, that was actually meant to instill some comfort by saying that, even with the 8% that I deduced for our model, the model stacks up and EPS neutrality and clear accretion can be accomplished. I do recognize that it may have confused people. Nothing that we have put in place so far, I just want to reiterate what Mark has said, has altered any of our underlying assumptions. And I continue to believe that 8% is a conservative estimate.

Overall, as far as the financing plan is concerned, we're fully on track. We do get a very favorable response. As you can see, we were covered as of last night with our syndicated facility and we do expect to conclude the financing of the acquisition sometime ahead of the closing of the acquisition. That concludes my remarks. Thank you and Mark and I will be available for your questions.

Final Transcript
Jul. 30. 2008 / 2:00PM CET, FSNPF.PK - Q2 2008 FRESENIUS SE Earnings Conference Call

 QUESTION AND ANSWER

 Operator

 We are now starting the question-and-answer session. (OPERATOR INSTRUCTIONS). We'll now take our first question from Alex Surla from Merrill Lynch. Please go ahead.

  Alex Surla - Merrill Lynch - Analyst

 Good afternoon, maybe just on that last point with APP financing could you give us a time line on these various debt instruments as to when those would be finalized? And also, would those then amount to about EUR600 million, if I back out the total purchase price including that and then take out the exchangeable syndicated loan and the capital increase? I think I'm left with about EUR600 to EUR700 million, is that correct?

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 Alex, as I just said, I would like to conclude the financing ideally ahead of the closing of the APP acquisition, so in quarters three and four of this year. Until then I'm asking for a little bit more patience.

 Alex Surla - Merrill Lynch - Analyst

 Okay.

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 And I think your calculation is broadly correct. If you back out the EUR300 million of the capital increase where I would still say it's a potential capital increase.

 Alex Surla - Merrill Lynch - Analyst

 Okay. And the term A and B loans, that LIBOR is the merit, the US LIBOR -- one-month LIBOR, plus the then 2 7/8?

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 That's US dollars six-month LIBOR, plus 2 7/8 and 3.5 respectively.

 Alex Surla - Merrill Lynch - Analyst

Okay. And then moving on to HELIOS, could you tell us more as to where is this organic growth rate of 5%, 6% in Q2, and what is that driven by? Also a little bit more maybe on the regulatory environment in Germany political and regulatory, how do you see that for the rest of this year and going into 2009?

 Mark Schneider - Fresenius SE - Chairman, CEO

 Yes Alex, let me take that. I think what we've seen, just like in the case of [Createl], across-the-board we've had very favorable case developments at our facilities, which is very pleasing to me, but nothing in particular that I could pinpoint that justifies the number. I think going

Final Transcript
Jul. 30. 2008 / 2:00PM CET, FSNPF.PK - Q2 2008 FRESENIUS SE Earnings Conference Call

forward, just like we cautioned on the Kabi overall quote rate, I think it is better for your model-building purposes to stick with the good organic development of around 3% that you've seen in past quarters. So it's important not to go overboard on the quote rate.

Regarding the regulatory environment, there are various under discussion, nothing really negative that we would need to be concerned of. In fact there was part of the items that would provide further support to hospital construction, hospital finance. However, all of this needs to be fitted into a fairly tight budget for 2009.

So the final decision is yet unclear, I think it'll become clearer in the second half of 2008. But as of now I'm not aware of any real negative development or game changer that would really fundamentally change reimbursement for 2009.

Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

And Alex, sorry to come back to your first question, I did just a quick calculation and I think your number is too low. And what we're looking for is also a refinancing of APP's existing debt and I don't think that you have taken that into account.

 Alex Surla - Merrill Lynch - Analyst

 So on the various debt instruments, we should look for that amount to be in what range then, EUR600 million to EUR1 billion?

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 You would be looking at approximately EUR1 billion, yes.

 Alex Surla - Merrill Lynch - Analyst

 And then the US$2.4 billion, that is a syndicated loan that you're only going to draw about 1,900 and there will be 500 on --

Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

The syndicated loan of US$2.4 billion that we're marketing at the moment -- and let me come back to your question about the residual debt instrument, I want to calculate that once again in a minute so that I give you a proper number. The syndicated loan of US$2.4 billion that we're marketing just at the moment, just to reiterate that, that includes a revolving credit facility of US$650 million where we'd like to keep US$500 million as a safety cushion and where we'd like to draw initially on US$150 million.

It has two term loans with differing amortization schedules and in aggregate there we're looking at US$1.75 billion, plus the US$150 million you're looking at US$1.9 billion that would go towards purchase price and refinancing of existing APP indebtedness. And let me come back to the missing component in a minute.

 Alex Surla - Merrill Lynch - Analyst

 Okay. And maybe the third question, I guess it's connected, the US$500 million that you're going to keep in reserve, is that more than enough to cover any contingencies in terms of acquisitions in HELIOS German hospitals?

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 As Mark said earlier, we don't think that we're going to be particularly constrained for HELIOS acquisitions going forward. And do also bear in mind that we have some other credit lines still in place.

Final Transcript
Jul. 30. 2008 / 2:00PM CET, FSNPF.PK - Q2 2008 FRESENIUS SE Earnings Conference Call

 Mark Schneider - Fresenius SE - Chairman, CEO

 Alex, that point is important to me that there are existing instruments in place that we're not maxed out on. And again, as you look at the financial characteristics of a typical run-of-the-mill German hospital privatization, the up-front purchase price tends to be not the major element.

Just look at the Createl case study where you see that now in the construction of a new hospital that's a major component of the purchase price. And that gets spread out in this case because it's a big project, over seven years. In other cases it might be less than seven years for smaller projects, but nonetheless those things are drawn out over time.

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 And Alex, I just did a quick calculation again. I would expect that that is going to be in the EUR900 million to EUR1 billion range if we did the capital increase.

 Alex Surla - Merrill Lynch - Analyst

 Okay. Thank you.

 Operator

 We'll now take our next question from [Mishi Yana] from [ECM]. Please go ahead.

 Mishi Yana - ECM - Analyst

 Hi, just going back to US$1.75 billion of syndicated loan question, what is actually the breakdown between term A and term B? And what are the [teners] please? The eventual maturity that is.

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 850 term loan A, five years, it's 900 term loan B, six years.

 Mishi Yana - ECM - Analyst

 Okay. And are they secured?

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 Yes they are secured.

 Mishi Yana - ECM - Analyst

 Right. I presume you're borrowing at a C level as opposed to Kabi, but what assets are actually included in the clutch or package? Is it just for Kabi or is for the entire group? Or is it the group excluding Fresenius Medical Care?

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 Generally we're only looking at the group excluding Fresenius Medical Care that provides guarantees and also security. Guarantees are provided by various group entities, securities are only provided by Kabi and APP.

Final Transcript
Jul. 30. 2008 / 2:00PM CET, FSNPF.PK - Q2 2008 FRESENIUS SE Earnings Conference Call

Mishi Yana - ECM - Analyst

Okay. And did you actually have to renegotiate the terms that you have with (inaudible) at the Fresenius Medical Care level?

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 No. Fresenius Medical Care is out of this.

 Mishi Yana - ECM - Analyst

 All right. Okay thank you very much for clarification.

 Operator

 We'll now take our next question from Francis MacDonnell from JPMorgan.

 Francis MacDonnell - JPMorgan - Analyst

 Yes hi, just two further questions on the financing package. I'm just wondering, the debt of APP, are you planning on refinancing that at APP itself? And then the other question is just with regards to the entities under which you might think of issuing the various debt instruments on your residual financing.

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 Question number one, yes part of the debt financing is going to be done at the APP level, replacing the existing indebtedness that we have on that level. And B, over and above that, we're looking at some SPVs that are in the process of being founded just for that purpose.

 Francis MacDonnell - JPMorgan - Analyst

 Okay thanks.

 Operator

 We'll now take our next question from [Nick Reedy] from Goldman Sachs.

 Nick Reedy - Goldman Sachs - Analyst

 Hello thank you, just a very quick question about your accounting for the costs of the CVR and for the mandatory exchangeable bond. I guess this could amount to anything up to US$1 billion, I just wonder how you're going to account for this in the '08/'09 [of].

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 Well let's talk about the CVR to start with. There in the opening balance sheet we will have to put in a value. And fluctuations, given that the CVR is going to be a publicly instrument, public fluctuations to the trading level of the CVR, they will have to go through the P&L as a non-cash charge.

Final Transcript
Jul. 30. 2008 / 2:00PM CET, FSNPF.PK - Q2 2008 FRESENIUS SE Earnings Conference Call

And pretty much the same is true for the mandatory exchangeable bond. So we're going to see a little bit more of the volatility, at least that needs to be expected in our P&L. And we have every intention of making, in particular, the effects of those two instruments very transparent and stripping them out on a quarterly basis.

 Nick Reedy - Goldman Sachs - Analyst

 Okay thank you.

 Operator

 We'll now take our next question from Mariya Gancheva from Merrill Lynch.

 Mark Schneider - Fresenius SE - Chairman, CEO

 Hello?

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 Mariya?

 Mariya Gancheva - Merrill Lynch - Analyst

 Hi. I'm sorry, I was on mute. Just back to the financial package that we have been discussing, am I understanding right that the syndicated loan is actually sitting at an SPV in Fresenius SE?

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 That is correct.

 Mariya Gancheva - Merrill Lynch - Analyst

 And that is ranking ahead of the current outstanding bond, is that right?

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 It is a senior secured facility that we're looking for, whereas the bonds are senior.

 Mariya Gancheva - Merrill Lynch - Analyst

 Yes okay. And did you actually have a chance to come up with any approximation of the remaining amount we're looking for?

Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

As I said, we're looking at approximately EUR900 million to EUR1 billion.

Final Transcript
Jul. 30. 2008 / 2:00PM CET, FSNPF.PK - Q2 2008 FRESENIUS SE Earnings Conference Call

 Mariya Gancheva - Merrill Lynch - Analyst

 Okay so that's final. Thank you.

 Operator

 We'll now take our next question from Nitin Dias from JP Morgan.

 Nitin Dias  - JPMorgan - Analyst

 Good afternoon, gentlemen, a couple questions and I'm not sure if I want to say it right, so I just wanted to clarify. So you said that the syndicated debt would be at [MSP rein] and not as Fresenius SE. Can you confirm if the syndicated debt has a guarantee from Fresenius SE? That is my first question.

My second question is on the residual financing. Would you be able to confirm or give us a sense of which entities are going to issue that? Is it going to be Fresenius SE or is it going to be Fresenius Finance B.V., which issued the other bonds with a guarantee from Fresenius Finance SE?

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 I'm not sure I got your second question. The answer to the first question is yes. And the second question you were talking about the other debt instruments that we may be issuing?

  Nitin Dias - JPMorgan - Analyst

 Yes. I'll confirm the first question, just saying the secured debt is guaranteed by Fresenius SE.

  Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

  Yes it is.

 Nitin Dias - JPMorgan - Analyst

 Okay. The second question was, the other debt instruments, which is the entity which is going to issue them? Can you give us a sense of that?

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 That is going to depend on the type of instrument that we're looking for. And in particular, if we may be looking at bonds, that in all likelihood would be SE.

 Nitin Dias - JPMorgan - Analyst

 That would be SE is it? Okay because --.

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 Excuse me, finance would be SE through Finance B.V.

Final Transcript
Jul. 30. 2008 / 2:00PM CET, FSNPF.PK - Q2 2008 FRESENIUS SE Earnings Conference Call

 Nitin Dias - JPMorgan - Analyst

 So essentially the issued bonds are out of B.V. with a guarantee from Fresenius SE.

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 Yes.

 Nitin Dias - JPMorgan - Analyst

 Okay all right.

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 If we were doing that.

 Nitin Dias - JPMorgan - Analyst

 Yes I understand that, that's very helpful. Thank you so much.

 Operator

 (OPERATOR INSTRUCTIONS).

 Birgit Grund - Fresenius SE - IR

 Okay Marion, if there are no further questions -- do you have another question?

 Operator

 Yes if you'd like to take a next question. We'll take the next question from Alex Surla from Merrill Lynch.

 Alex Surla - Merrill Lynch - Analyst

 Just a follow-up question maybe on Kabi. I know you've briefly mentioned the last two or three acquisitions that integration is going according to the plan, but could you give us a little bit more in terms of was there any disynergies or disruptions that you've seen in those first few quarters? Or vice versa, have you seen any better-than-expected results in France, Spain et cetera?

 Mark Schneider - Fresenius SE - Chairman, CEO

 Alex, let me take that, this is Mark. I think for all three of them they're very pleased with them. What we don't want to do on relatively minor transactions is to get into micro guidance on specifically how they're performing. I don't see any significant negative deviations and, as Stephan said, no nasty surprises.

So for now, what we said at the time absolutely stands and that is we will use 2008 to trend them up to the Kabi operating margin level so that they don't allude down the operating margin. And this is absolutely on track.

Final Transcript
Jul. 30. 2008 / 2:00PM CET, FSNPF.PK - Q2 2008 FRESENIUS SE Earnings Conference Call

As you're looking for potentially something that's been going even better than expected, I think the entry and integration facilities in France and Spain are performing very nicely, so we're happy with that. But none of these items individually is large enough to move the meter overall when it comes to Kabi, so that's why we typically refrain from commenting on too much detail.

 Alex Surla - Merrill Lynch - Analyst

 And the final question for Stephan, I'm sorry I keep going back to these various debt instruments. You said that EUR900 million to EUR1 billion would be required in a further capital increase. Does that --?

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 Oh no, no, Alex, careful. If we did the capital increase then EUR900 million to a EUR1 billion would be required as debt.

 Alex Surla  - Merrill Lynch - Analyst

 So that would include up to EUR300 million of capital increase, plus EUR900 to a EUR1 billion of debt.

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 Yes.

 Alex Surla - Merrill Lynch - Analyst

 Okay, yes.

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 Very clearly what I also said earlier is that the equity components that you see on this page would not increase.

  Alex Surla - Merrill Lynch - Analyst

 Okay thank you.

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 As far as the other debt instruments are concerned, just to point that out as well. Those are obviously guaranteed by the three key lending banks. And I would just say that if Deutsche, JPMorgan and Credit Suisse are comfortable with giving a guarantee on these instruments, then I would hope that you can gain confidence in that as well.

Frankly, given the reception that we have been given on our syndicated loan, I am very comfortable about the residual financing package.

 Mark Schneider - Fresenius SE - Chairman, CEO

And Alex, this is Mark, let me just comment on that because it's very important to us that there are no misunderstandings here. On the equity, with the step one that we have done, mandatory exchangeable, and a maximum of up to EUR300 million of FSE stock, this is it. No more.

 Alex Surla - Merrill Lynch - Analyst

 Yes.

Final Transcript
Jul. 30. 2008 / 2:00PM CET, FSNPF.PK - Q2 2008 FRESENIUS SE Earnings Conference Call

 Mark Schneider - Fresenius SE - Chairman, CEO

 And so I think this is deliberately designed to give you guys the floor and some certainty that there's not going to be some significant dilution. And I hope that is going to do its job. And then what Stephan is saying here is, on the debt syndicated loan going is truly well. We're very pleased with that.

And then the second piece is -- and this is exactly what Stephan meant, that we need to leave ourselves a little bit of wiggle room here as to the precise amount and precise instruments that we're going to be using for these various debt components. And those might be, then, up to about EUR900 million to a EUR 1billion, in case we do EUR300 million of equity in FSE.

 Alex Surla - Merrill Lynch - Analyst

 Okay thank you.

 Operator

 We'll now take our next question from Marcus Wieprecht from MainFirst Bank.

 Marcus Wieprecht - MainFirst Bank - Analyst

 Yes good afternoon, Marcus Wieprecht from MainFirst Bank, I have a Kabi related question on the pricing situation in Western Europe. Is there anything you can tell us in terms of how the market changes? Is there any price pressure we may have seen in other industries, particularly generics, is there anything you can see for your kind of products with increasing pressure on the healthcare systems there that impact your Kabi business?

The second question, how do you see actually the Heparin prices developing in the second half of 2008, maybe also into 2009, with now having a closer look at APP pharma? And last but not least, what actually determines the timing of your expected capital increase of up to EUR300 million? I guess what I'm trying to find out is why don't you do it straight away? If you wait for up to 12 months, as you indicated, does that mean you expect a price to go up in the future? Or what can we read out of that? Thank you.

 Mark Schneider - Fresenius SE - Chairman, CEO

 Marcus, let me take the first two and then I'll hand the last one to Stephan. So on Kabi and pricing, I think to my knowledge in Western Europe nothing significant has changed. We're seeing in most of the mature Western European markets slight price erosion and then in Germany maybe somewhat stronger price erosion. But that's a picture that you've seen over the last two years which resulted then in about mid single-digit organic revenue growth for Western Europe outside Germany and low single-digit organic growth for the German market.

And that price erosion for Germany typically is maybe in the maximum 1% to 2% range per year and then Western Europe maybe around 1% or less than 1%. But it has not accelerated. There is nothing particular that's on the horizon that would drive it. And we have typically been able, in the past, to address that price erosion with continued efficiencies in the manufacturing and distribution side to still maintain and, in most cases, expand our margins and that's not changing.

On Heparin I'm asking for your understanding that as of now APP and us are still two independent companies. We are under contract but the deal has not closed yet. So that puts a limit as to how far I can comment on their pricing behavior.

All I can clarify is that to our knowledge, over the spring and summer there have been two price increases in the North American market, one in the late April to early May time frame and then another one that kicked in at about July 1. As for the future, again I wouldn't want to speculate.

Final Transcript
Jul. 30. 2008 / 2:00PM CET, FSNPF.PK - Q2 2008 FRESENIUS SE Earnings Conference Call

Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

And Marcus, as to your question, it's a legitimate one but on the other hand I'm sorry, I can only reiterate what I said as part of my discussion. There are other market participants out there who are less well meaning than you are. And putting all my cards on the table and basically going out there with all my guards down, that would make the company somewhat more vulnerable. And therefore I'm asking for your understanding that here I cannot go any further as far as shedding light on what we're up to.

 Mark Schneider - Fresenius SE - Chairman, CEO

 Marcus, to build on that, nothing is as near and dear to us as good old equity. And so giving it away, we want to be sure we get proper value for it.

 Marcus Wieprecht - MainFirst Bank - Analyst

 Well that's fair enough. Is it right APP reports tomorrow Q2 results, so we get more clarity on the US situation there?

 Mark Schneider  - Fresenius SE - Chairman, CEO

 That is correct. To our knowledge APP will report their Q2 results tomorrow and then obviously anybody who has a chance to follow that, either on the APP website or otherwise, that will be an important data point.

 Marcus Wieprecht - MainFirst Bank - Analyst

 All right, thanks very much.

 Operator

 We'll now take our next question from Martin Whitbread from Morgan Stanley.

 Martin Whitbread - Morgan Stanley - Analyst

 Hello there, a question on EVS and that is, do you see the potential regulatory changes in hospitals for 2009, do you see that as benefiting margins at HELIOS potentially? Or do you see these changes as a necessary condition for keeping within your prior guidance? And in particular I'm just thinking about the significant wage inflation that we're seeing in Germany at the moment.

And a second question rather specifically, is have you seen any significant pick up in activity for VAMED in particular in the United Arab Emirates? And I know that's specific but just a question.

 Mark Schneider - Fresenius SE - Chairman, CEO

Yes regarding the regulatory change, because it's so hard to say exactly what they're going to do in the second half, I don't know whether it has an impact on us at all. And if it does have one, whether it'll be on the margin side or on the finance side by supporting basically some of the investments. I simply don't know because there are so many competing different ideas out there from the various parties that they now need to agree on that there's little visibility.

So that's why we have to leave it for now with the statement that nothing that I'm seeing is a negative. So as you think back two years ago when we traveled with these three negative impacts for the year 2007, this is a very different situation now because we're looking at potential positives. But we just don't know what they are, if they'll ever come into play and how exactly are they going to impact our financials.

Final Transcript
Jul. 30. 2008 / 2:00PM CET, FSNPF.PK - Q2 2008 FRESENIUS SE Earnings Conference Call

Sorry I can't be more specific, but that's just the way the political decision making goes. And I think over time what we've seen in Germany is that some of these decisions get pushed back later and later into the year and then take effect right at the beginning of the following year. And so this is something we just have to accept.

Regarding VAMED, yes clearly a lot of money is being spent in the Gulf right now. And we do have a couple of exciting projects there and it's a region where VAMED has been doing business in the past and has been quite successful. But it's not in itself a large enough component of the business to totally fundamentally change the business prospects of VAMED, so I think for now, with the kind of guidance we've given, 5% to 10% on revenue and EBIT, that still holds.

 Martin Whitbread - Morgan Stanley - Analyst

Okay thank you. Just a follow up on HELIOS, which is I guess indicative of wider market conditions in German hospitals and that is, have you seen any new negotiations starting with the public sector in the past three months? Or is this a continuation of prior discussions as relating to privatizations?

 Mark Schneider - Fresenius SE - Chairman, CEO

 I think there have been a few deals announced and a few new ones being kicked off. But the overall level of deal-making activity remains quite low. And so I would not expect any game-changing transactions to happen later this year. Frankly, for us, given that we can really focus on this massive integration job as Createl and really to do a model job in this.

This might just be as well, so we're concentrating on that delivering good results for you. And then as and when the next round of more significant privatization happens, which is inevitable, then we'll be ready and we'll be in fighting shape.

 Martin Whitbread - Morgan Stanley - Analyst

 Okay many thanks.

 Birgit Grund - Fresenius SE - IR

 Marion, we have time for one more question.

 Operator

 Now we'll take our last question from Mishi Yana from ECM.

 Mishi Yana - ECM - Analyst

 Hi. Sorry to come to back to the APP financing again, but the last time I checked I recall that APP had bank facilities probably around $1 billion, thereabout. Am I correct to understand this is not included in the US$2.4 billion syndicate? So that's to say if you were to replace that's a separate negotiation you need to do?

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 No you're not correct and, as I said earlier, we're using the US$2.4 billion that we're raising now also to refinance APP's existing debt.

Final Transcript
Jul. 30. 2008 / 2:00PM CET, FSNPF.PK - Q2 2008 FRESENIUS SE Earnings Conference Call

Mishi Yana - ECM - Analyst

So actually what I really want to find out is, is there going to be a borrowing at the APP level? Or is everything going to be migrated at the SE level?

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 Part of the overall syndicated facility is also going to be drawn at the APP level.

 Mishi Yana - ECM - Analyst

 All right. Okay thank you very much.

 Birgit Grund - Fresenius SE - IR

 Okay.

 Mark Schneider - Fresenius SE - Chairman, CEO

And with that I think we're concluding today's call. Obviously a lot of interest in the financing of APP, which is understandable. I hope we were able to give some clarity on that and especially, as Stephan said, that from day one we've had a very well rounded and thought out plan behind that.

Let me also reiterate, as you see from this quarterly update and the first half update, the company is in fine shape to take on such a real big project. So this is very comforting to us because it gives us the time and the concentration required to focus on pulling off this transaction and doing a very good integration job for the business. So I think this is probably one of the best moments in time we probably could have undertaken that.

With that let me hand it over to Birgit to close out the call and we'll see you at Q3.

 Birgit Grund - Fresenius SE - IR

Okay thanks for joining our conference call today. We appreciate your time and your questions and goodbye.

 Stephan Sturm - Fresenius SE - CFO, Labor Relations Director

 Thank you.

 Operator

 We want to thank Fresenius and all the participants for taking part on this call. Thank you, goodbye.

Final Transcript
Jul. 30. 2008 / 2:00PM CET, FSNPF.PK - Q2 2008 FRESENIUS SE Earnings Conference Call

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THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION  PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

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